GuordanBanksBN2022 LLC

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(a Delaware limited liability company)

Form C

Disclosures in Reg CF Offering

2022-09-23 | 12:17 PDT

TABLE OF CONTENTS

FORM C

Company Disclosures

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations. In some cases, we've provided instructions for the Company completing this form.

§227.201(a) – Basic Information About the Company

Name of Company	GuordanBanksBN2022 LLC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Delaware
Date Company Was Formed (from the Company's Certificate of Formation)	2022-09-13
Kind of Entity	Limited Liability Company
Street Address	8 The Green Suite 4000 Dover, DE 19901
Website Address	www.basenoteapp.com/artist/guordanbanks

	Most Recent Fiscal Year	*Previous Fiscal Year*
Total Assets	N/A	N/A
Cash & Equivalents	N/A	N/A
Account Receivable	N/A	N/A
Short-Term Debt	N/A	N/A
Long-Term Debt	N/A	N/A
Revenues/Sales	N/A	N/A
Cost of Goods Sold	N/A	N/A
Taxes Paid	N/A	N/A

Net Income	N/A	N/A

NOTE: The Company was recently formed and has no assets or income,

Will the Company use a special purpose vehicle (SPV) in this offering?

YES   _____

NO   _____X_____

Company Instructions

A company may create a separate entity to raise money in an offering, so that investors are investing in the separate entity rather than in the company itself. The result is that the company itself will have only one investor – the SPV – added to its cap table rather than all the individual investors in the offering. An SPV of this kind is subject to special rules and limitations.

If the Company intends to use an SPV, complete the following:

Name of SPV	
State of Organization (not necessarily where the SPV operates, but the State in which it was formed)	Delaware
Date SPV Was Formed (from the SPV's Certificate of Incorporation)	
Kind of Entity (Check One)	Limited Liability Company
Street Address	

§227.201(b) – Directors and Officers

Company Instructions

This question asks for information about each officer and director of the Company. By "officer," we mean a President, Vice-President, Secretary, Treasurer, Chief Financial Officer, Comptroller, or Chief Accounting Officer.

● Include anyone who serves in the role of an officer or director even if he or she doesn't have the title.
● If your Company is a limited liability company, include any individual who is a manager or an officer. If your LLC is managed by its members, include all the members.
● If your Company is a general partnership, include any individual who is a general partner or an officer.
● Include officers and directors of the SPV if you are using one (and if they are different).

Person #1

Name	Guordan Banks	
All positions with the Company and How Long for Each Position	**Position:** Manager	**How Long:** Since Inception
Business Experience During Last Three Years (Brief Description)	Bank On It Entertainment Running a independent label	
Principal Occupation During Last Three Years	Bank On It Entertainment Running a independent label The	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** [Other Employer Name]	**Business:** [Other Employer Business]

Person #2

Name		
All positions with the Company and How Long for Each Position	**Position:**	**How Long:**
Business Experience During Last Three Years (Brief Description)		
Principal Occupation During Last Three Years		
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:**	**Business:**

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Person #3

Name			
All positions with the Company and How Long for Each Position	**Position:**		**How Long:**
Business Experience During Last Three Years (Brief Description)			
Principal Occupation During Last Three Years			
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes _____ No		
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:**		**Business:**

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions

This question asks for the name of each person who owns 20% or more of the voting power of the Company.

This should be based on current ownership at the time you're filling in this form, *not* based on the ownership that will exist after your offering.

- If your Company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your Company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.
- If your Company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."
- If your Company is a limited partnership, the general partner(s) typically hold the "voting power."

Name	Guordan Banks
Name	
Name	
Name	
Name	

5

§227.201(d) – The Company's Business and Business Plan

Purchase of Streaming Music Revenue

If the Offering is successful, the Company will use the proceeds to buy from
_____Guordan Banks_____ certain streaming music revenue. The streaming music revenue will be purchased pursuant to an agreement captioned "Streaming Revenue Purchase Agreement," a copy of which is attached as Exhibit A. The revenue stream purchased by the Company is the following:

Raise Maximum: $275,000
Raise Minimum: $120,000

Royalty Share Payout Share:
If the full $275,000 raise maximum is filled:
● 80% until 100% repaid (or until end of the term).
● 25% until 200% repaid (or until end of the term).
● 10% for the remainder of the term.

If the raise is partially filled, the royalty payout share shall be proportionally reduced. For example, if the raise is half filled (at $137,500):
● 40% until 100% repaid (or until end of the term).
● 12.5% until 200% repaid (or until end of the term).
● 5% for the remainder of the term.

Royalty Share Payout Term: 4 years. At the end of this term, all royalties shall revert to Artist.

Monetized Assets: Master streaming royalty revenue received from all third-party platforms (e.g.- Spotify, Apple Music, et al), as well as radio performance royalty revenue, for Artist's to be released album titled 'Guordan Banks'.

What is Streaming Music Revenue?

Before the internet, the music industry was controlled by large "labels" like Sony and others. An artist would sell her music to a label and the label handled and paid for everything: production, marketing, manufacturing, distribution, everything. The artist would typically receive an advance against future revenues when she signed with a label, plus royalties on sales after their advance was repaid.

In the past 20 years, a number of developments have changed the recorded music industry. Most fundamentally, with a marginal exception of vinyl (for collectors) physical media (vinyl records, cassettes and CDs) are almost entirely irrelevant to music consumers. Music consumption now occurs almost entirely through digital media. This means that manufacturing capability, physical stores, and physical distribution no longer matter, disrupting or entirely eliminating many of the business and personal relationships that once glued musicians to labels.

The internet has transformed the music industry just as it has transformed so many others: by eliminating middlemen and allowing buyers and sellers to connect directly. In the music industry this has meant artists (sellers) going over the heads of labels (middlemen) and dealing directly with buyers (consumers) via so-called "streaming" services.

Spotify is an example of a music streaming service. So are Apple Music, Amazon Music, Bommplay, and Tencent. Rather than paying for a record containing a finite number of songs of one artist, or even buying one song at a time from iTunes, consumers typically pay a monthly fee to listen to an unlimited number of songs from an unlimited number of artists. When the subscription ends so does the music.

An artist typically receives a royalty each time her song is played on a streaming service. The royalty for each play is tiny (from $0.001 or less to sometimes a little less than a penny per play) but each play adds up. Top musicians now generate more revenue per year than ever, and on a recurring basis and musicians who never would have been able to garner "shelf space" in a retail store can now generate significant income.

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Streaming has changed the music industry. The internet doing what it does, any artist in the world can work with any one of hundreds of digital distributors to get her music onto every major streaming service for as little as $10 per year.

Selling Streaming Revenue

An artist who owns the right to streaming revenue can sell all or a portion of the revenue. For example, an artist could sell the right to all streaming revenue from five of her songs for the next three years. In our case, <u>Guordan Banks</u> has sold to the Company the streaming revenue described above.

About the Artist

Philadelphia native Guordan Banks is a songwriter and contemporary R&B balladeer with a smooth, mildly raspy delivery honed from years singing in church choir. While pursuing a career as a lawyer, Banks switched his focus to music. Early single "One Day" echoed the style of , an artist Banks would later work with. His mood-diverse debut EP/mixtape, A Song for Everyone, appeared in 2014 and featured performances by and rappers , Omelly, and . It was released on 's Dream Chasers Records. In addition to his own material, he penned tracks for ("Trust and Believe") and ("Who Do We Think We Are"), and contributed to and ' "Heaven or Hell." Working independently via his label, , Banks released the singles "Leanin' On," "We Might Die," and "Keep You in Mind" in 2015. "#WYWDT (Where You Wanna Do This?)" with was issued in 2016, along with the tropical-dance "Revolution," featuring . Leading up to his 2017 debut LP release, Banks released "Hug" with Omari Hardwick, "Crossover," and "Baby Girl." ~ Marcy Donelson & Neil Z. Yeung

About the Purchased Streaming Revenue

Raise Maximum: $275,000
Raise Minimum: $120,000

Royalty Share Payout Share:
If the full $275,000 raise maximum is filled:
● 80% until 100% repaid (or until end of the term).
● 25% until 200% repaid (or until end of the term).
● 10% for the remainder of the term.

If the raise is partially filled, the royalty payout share shall be proportionally reduced. For example, if the raise is half filled (at $137,500):
● 40% until 100% repaid (or until end of the term).
● 12.5% until 200% repaid (or until end of the term).
● 5% for the remainder of the term.

Royalty Share Payout Term: 4 years. At the end of this term, all royalties shall revert to Artist.

Monetized Assets: Master streaming royalty revenue received from all third-party platforms (e.g.- Spotify, Apple Music, et al), as well as radio performance royalty revenue, for Artist's to be released album titled 'Guordan Banks'.

§227.201(e) – Number of Employees

Company Instructions

This question asks only for the *number* of your employees, not their names.

- This information should be based on current employees, not those you intend to hire with the proceeds of the offering.
- Include both full-time and part-time employees.
- Include employees of the Manager.
- Include only people who are W-2 employees for tax purposes. Don't include people who are 1099 independent contractors.

The Company has no employees.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Review the attached *Exhibit B: Risks of Investing* for a more expansive list of potential risks associated with an investment in this Company.

§227.201(g) – Target Offering Amount and Offering Deadline

Company Instructions

This question asks for the "target offering amount." That means the *minimum* amount of money you're trying to raise in this offering. For example, if you're trying to raise a minimum of $600,000 but would accept up to $800,000, your "target offering amount" would be $600,000. This question also asks for the "offering deadline." That means the date when, if you haven't raised at least the target offering amount, you'd call off the offering and return any money to Investors.

Required Statement:

The minimum amount the Company is trying to raise in this offering – our "target amount" – is $ 120,000 . If we have not raised at least the target amount by 2023-04-15 – our "offering deadline" – then we will terminate the offering and return all the money to investors. Investments made by our principals and affiliates will count toward reaching the target amount.

If we do raise the target amount by the offering deadline then we will take the money raised and begin to use it. We will also continue trying to raise money up to our $ 275,000 maximum.

If we reach our target amount before the offering deadline we might close the offering early, but only if we provide at least five days' notice of the new offering deadline.

BaseNote LLC will notify investors when and if the target amount has been raised.

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§227.201(h) – Commitments that Exceed the Target Offering Amount

Company Instructions:

This question asks whether the Company will accept more money from Investors once the Target Offering Amount is raised and, if so, how you will deal with "oversubscriptions." The question deals only with this offering – it's not asking whether you will try to raise more money in the future.

Will the Company accept commitments that exceed the Target Offering Amount?	__X__ Yes _____ No
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$ 275,000
If Yes, how will the Company deal with the oversubscriptions?	_____ We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a *pro-rata* basis, so that every Investor who subscribes will be able to participate. __X__ We will accept subscriptions on a first-come, first-served basis. _____ Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

Company Instructions

If you're reasonably sure how you're going to use some or all of the money, use the first table below. If you're not yet sure, you should identify and describe each probable use and the factors you might consider in making a final decision. And if your answer to question 201(h) above was that Yes, you will accept commitments that exceed the Target Amount, then you should also briefly describe how you will spend those "extra" dollars in the second table.

The Company is Reasonably Sure it Will Use the Money as Follows:

If we raise the target amount of $120,000:

Use of Money	How Much (approximately)
Payment to BaseNote LLC	$ 9,600
Other Costs of the Offering (*e.g.*, legal and accounting fees)	$0
Raise Advance Repayment to BaseNote LLC	$ 110,400
Purchase of Streaming Revenue	$0
TOTAL	**$ 120,000**

If we raise the maximum goal of $275,000_____:

Use of Money	How Much (approximately)
Payment to BaseNote LLC	$22,000_____
Other Costs of the Offering (*e.g.*, legal and accounting fees)	$0_____
Raise Advance Repayment to BaseNote LLC	$120,000____
Purchase of Streaming Revenue	$133,000____
TOTAL	$275,000___

§227.201(j) – The Investment Process

To Invest

- Review this Form C and the Campaign Page;
- If you decide to invest, press the *Invest Now* button
- Follow the instructions

The minimum amount you can invest in the offering is $20____. Investments above the minimum may be made in increments of $1_____.

As part of the investment process, you will be asked to sign our Investment Agreement, which is attached as Exhibit C.

To Cancel Your Investment

You can cancel all or any portion of your investment commitment until 11:59 pm EST on ____2023-04-13_____ (48 hours before the offering deadline).

To cancel your investment, navigate to the Company under 'My Investments' in the BaseNote app and follow the instructions to cancel by that time and date.

If you do not cancel your investment commitment by that time and date, your money will be released to the Company upon closing of the offering and you will receive securities in exchange for your investment.

For more information about the investment and cancellation process, see the Educational Materials on the Platform.

§227.201(k) – Material Changes

Required Statement

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Shares." The price is $ 1   for each Share.

We arrived at the price as follows:

- We estimated how much money we believe the purchase streaming revenue will produce.
- We decided how many Shares to issue in all.
- We based the price per Share on what we believed would be a fair return to Investors.

§227.201(m) – Terms of the Securities

Overview

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Shares." When you purchase Shares, you will become an owner of the Company, which is a Delaware limited liability company. Your ownership will be governed by the limited liability company Agreement of the Company dated   2022-09-13   and any amendments to that agreement (whether adopted now or in the future), which are together referred to as the "LLC Agreement." A copy of the LLC Agreement is attached as *Exhibit D: LLC Agreement*.

Your Right to Distributions

As the Company receives streaming revenue (if it receives streaming revenue), then after paying expenses it will make distributions to its owners from time to time. All distributions will be made *pro rata* based on the number of Shares owned by each Investor.

Obligation to Contribute Capital

Once you pay for your Shares, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Voting Rights

Although you will be an owner of the Company, you will generally not have the right to vote or otherwise participate in the management of the Company. Instead, the Manager will control all aspects of the Company's business. For all practical purposes you will be a passive Investor.

Nevertheless, the following decisions require the consent of Investors holding a majority of the Shares:

- Amending or modifying the Purchase Agreement or any other contract in a manner that could reasonably be expected to have a material adverse effect on the Company or Investors;
- Waiving any material rights of the Company under the Purchase Agreement or any other contract, including contracts giving the Company the right to receive streaming revenue;
- Compromising any amounts owed to the Company;
- Entering into any contract with, or paying any form of compensation to, a person related to the Manager or to [the artist] (for these purposes, a person is "related" to another person if they would be treated as related under section 267(b) or section 707(b) of the Internal Revenue Code, substituting "at least 10%" for "more than 50%" each place it appears);
- Selling or otherwise disposing of the Company's interest in the Purchase Agreement or the streaming revenue;
- Taking any action that would make it impractical for the Company to continue its business;
- Entering into or modifying any material contract; or
- Initiating or settling litigation.

Right to Transfer

The LLC Agreement generally allows you to transfer your Shares to anyone you like, whenever you like. However, there are several practical obstacles to selling your Shares:

- The Manager has the right to impose conditions to ensure the sale of your Shares is legal and will not damage the Company.
- There will be no ready market for Shares, as there would be for a publicly-traded stock.
- By law, for a period of one year, you won't be allowed to transfer the Class A Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.]

Modification of Terms of Class A Shares

The terms of the Shares may be modified or amended only with the consent of the Manager and investors owning a majority of the Shares.

Other Classes of Securities

The Company has no class of securities outstanding other than the Shares..

The Person Who Controls the Company

Under the LLC Agreement, <u>Guordan Banks   </u>, the Manager, has near-complete control over the Company.

How the Manager's Exercise of Rights Could Affect You

The Manager has full control over the Company and the actions of the Manager could affect you in a number of different ways, including these:

● The Manager will decide how much money to distribute.
● The Manager could seek to sell or compromise the Company's right to streaming revenue.

How the Securities are Being Valued

The price of the Shares was determined based on an estimate about the value of the streaming revenue.

The Company doesn't expect there to be any reason to place a value on the Shares in the future. If we had to place a value on the Shares, it would again be based on the amount of streaming revenue the Company expects to receive.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

● The risk that the person running the Company will do a bad job.
● The risk that the LLC Agreement will be changed without your consent.
● The risk that the Company will compromise or give up its rights without your consent.
● The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.
● The risk that your interests and the interests of the person running the Company aren't really aligned.
● The risk that you'll be "stuck" in the Company forever.
● The risks that the actions taken by the person running the Company – including those listed above under "How the Manager's Exercise of Rights Could Affect You" – won't be to your liking or in your interest.

§227.201(n) – The Funding Portal

The Company is offering its securities through BaseNote LLC, which is a "funding portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 0001867637 and the Funding Portal Registration Depository (FPRD) number is 316074.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate BaseNote LLC as follows:

An administrative fee of $ 0_____; plus

A success fee equal to ___8___% of the amount raised; plus

A raise advance repayment of $ 120,000____

BaseNote LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for BaseNote LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

The Company has no material indebtedness.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Company Instructions

If you've raised money from third parties, then you've conducted an offering of securities. This question asks for all such offerings within the last three years.

- Include only offerings conducted by this entity, not by other entities you might own
- Don't include money invested by the principals of the Company
- Don't include money you've borrowed from banks or other financial institutions
- Don't include credit card debt
- Third parties includes friends and family members
- Do include money you borrowed (not from banks or other financial institutions)
- Do not include this Regulation Crowdfunding offering

The Company has not previously offered or sold securities.

§227.201(r) – Transactions Between the Company and "Insiders"

Company Instructions

The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

- Include only transactions that occurred since the beginning of your last fiscal year (the one before the current fiscal year) and transactions that are currently planned.
- Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you've raised in Regulation Crowdfunding during the last 12 months, plus the Target Offering Amount for the current Offering. For example, if you haven't raised money using Regulation Crowdfunding before, and your current Target Offering Amount is $600,000, include only transactions that involved more than $30,000 each.
- Include only transactions between the Company and:
  - Anyone listed in your answer to question 227.201(b); or
  - Anyone listed in your answer to question 227.201(c); or
  - If the Company was organized within the last three years, any promotor you've used; or
  - Any family member of any of those people, meaning a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning someone you live with and can't stand), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships; or
  - Any corporation or other entity in which any of those people owns an interest.

Other than the Purchase Agreement, the Company has not entered into any transactions with insiders.

§227.201(s) – The Company's Financial Condition

Liquidity

The Company was organized under the Delaware Limited liability company Act on 2022-09-13 _____. As of now, we have not yet begun operations other than those associated with general start-up and organizational matters. We have no revenues and very minimal liquid resources (cash).

We intend to use the proceeds of this Offering to buy the streaming revenue under the Purchase Agreement.

If we cannot raise money in this Offering then the Company will probably dissolve.

Capital Resources

The Company has no capital resources other than the proceeds we hope to receive from the Offering.

Historical Results of Operations

The Company is in the development stage and has no history of operations.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in this Form C.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as *Exhibit E: Financial Statements*

Company Instructions

If this offering involves an SPV, you are required to provide financial statements only for the Company, not for the SPV.

§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on SmallChange.com). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A Company called CrowdCheck ran background checks on the principals of the Company (*i.e.*, those covered by this rule). You can see the CrowdCheck reports attached as *Exhibit F: Background Checks*.

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

You can track our progress in raising money for the offering on the Platform.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website at www.basenoteapp.com/artist/guordanbanks   , no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

Company Instructions

Read through everything you've told prospective investors on this Form C, in the business and in *Exhibit C: Risks of Investing.* Is there anything else important you would tell your grandmother if she were considering an investment? Something about the neighborhood where the project is located? The builder? The local economy? Anything at all? If so, list it here.

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EXHIBIT A: PURCHASE AGREEMENT

STREAMING ROYALTIES PURCHASE AGREEMENT

This Streaming Royalties Purchase Agreement (this "Agreement") is entered into effective on _____2022-09-13 | 06:15 PDT_____, 2022 (the "Effective Date") by and between _____Guordan Banks_____ ("Artist") and _____GuordanBanksBN2022_____ LLC, a Delaware limited liability company ("Artist LLC").

Background

I.   Artist is the owner of certain music copyrights for which he or she receives royalties from streaming services, as described on Schedule A (the "Streaming Royalties").

II.   Artist wishes to sell the Streaming Royalties to Artist LLC in exchange for a lump sum payment.

III.   Artist LLC is conducting an offering under section 4(a)(6) of the Securities Act of 1933 on the platform operated by BaseNote LLC, a Delaware limited liability company ("BaseNote"), for the purpose of raising capital to purchase the Streaming Royalties (the "Offering").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1.   **Purchase and Sale of Streaming Royalties**.

    1.1.   **In General**. Artist hereby sells and assigns the Streaming Royalties to Artist LLC, and Artist LLC hereby purchases the Streaming Royalties from Artist, on the terms and conditions of this Agreement, effective on the Effective Date.

    1.2.   **Purchase Price**. The purchase price for one hundred percent (100%) of the Streaming Royalties shall be $275,000 (the "Full Price").

    1.3.   **Payment of Purchase Price**. When and if the Offering raises the Minimum Target Amount, Artist LLC shall promptly pay all of the Net Offering Proceeds to Artist, toward the purchase price. If Artist LLC raises additional amounts in the Offering, Artist shall promptly pay the additional Net Offering Proceeds to Artist, toward the purchase price, until Artist has received the Full Price. For purposes of calculating payment of the purchase price, Artist shall be deemed to have received any fees paid by Artist LLC to BaseNote in connection with the Offering. All such payments shall be made by wire transfer or other immediately available funds.

    1.4.   **Payments on Behalf of Artist**. At the request of Artist, Artist LLC will pay some or all of the purchase price to third parties designated by Artist, including but not limited to recording studios or publicity agents. Any such payments shall be deemed to have been paid by Artist LLC to Artist, and then from Artist to the third party.

1.5. **Adjustment at Termination of Offering**. From the Effective Date until the termination of the Offering, Artist LLC shall be deemed to own one hundred percent (100%) of the Streaming Royalties. As of the termination of the Offering, Artist LLC's share of the Streaming Royalties (the "Purchased Percentage") shall be equal to a percentage represented by a fraction, the numerator of which is the total amount paid (or deemed to be paid) to Artist pursuant to section 1.3 and the denominator of which is the Full Price.

1.6. **Entitlement to Royalties**. From the Effective Date until the termination of the Offering, Artist LLC shall be entitled to receive all of the Streaming Royalties. If the Purchased Percentage is less than one hundred percent (100%), then Artist LLC shall be deemed to own the Purchased Percentage of the Streaming Royalties effective upon the termination of the Offering, appropriate adjustments shall be made with respect to royalties received before such date.

2. **Failure to Raise Target Amount**. If the Offering fails to raise the Minimum Target Amount by the Offering Deadline, then Artist LLC shall not purchase any of the Streaming Royalties, Artist LLC shall return to Artist any royalties received, and this Agreement shall be null and void.

3. **Definitions**. For purposes of this Agreement, the term "Net Offering Proceeds" means the net amount, if any, Artist LLC receives from the Offering after paying all direct expenses of the Offering, including but not limited to the fees charged by BaseNote, while the terms "Minimum Target Amount" and "Offering Deadline" have the meanings given to them in Artist LLC's Form C.

4. **Artist Representations and Warranties**. Artist represents and warrants that:

4.1. Artist has the full right, power, and authority to enter into and fully perform this Agreement and to sell the Purchased Royalties to Artist LLC.

4.2. Artist does not require the consent of any other person to sell the Purchased Royalties to Artist LLC.

4.3. The sale of the Purchased Royalties to Artist LLC does not and will not violate the rights of any third party.

4.4. The musical tracks giving rise to the Purchased Royalties do not and will not infringe on the rights of any third party, and each such musical track is the sole and original creation of Artist and is not an adaptation or derivative of any pre-existing work.

4.5. During the term of the Purchased Royalties Artist will not:

4.5.1. Create or allow the creation of any liens or other encumbrances on the Purchased Royalties;

4.5.2. Assign or attempt to assign any portion of the Purchased Royalties to any other person; or

4.5.3. Take any action or engage in any conduct likely to reduce the amount of the Purchased Royalties.

4858-7716-7905, v. 3

4.6. During the term of the Purchased Royalties Artist will:

4.6.1. Use reasonable commercial efforts to promote the music tracks giving rise to the Purchased Royalties;

4.6.2. Maintain in effect any contracts or other arrangements required for the continuation of the Purchased Royalties;

4.6.3. Pay any royalties or other amounts required for the continuation of the Purchased Royalties;

4.6.4. Promptly notify Artist LLC of any events reasonably likely to affect the Purchased Royalties; and

4.6.5. Promptly forward to Artist LLC all royalty notices and other information and documents received by Artist related to the Purchased Royalties.

5. **No Guaranty by Artist**. Artist does not guaranty that the Purchased Royalties will have any value in the hands of Artist LLC.

6. **Auditing Rights; Contact with Third Parties**. Artist LLC shall have right at any time, with reasonable notice, to audit Artist's books and records to ensure compliance with this Agreement. Artist LLC may also contact third parties, including but not limited to music streaming services, in connection with the Purchased Royalties. BaseNote shall be an intended third-party beneficiary of the rights given to Artist LLC pursuant to this section.

7. **Miscellaneous**.

7.1. **Amendments; Waivers**. No amendment, modification, or waiver of any provision of this Agreement shall be binding unless in writing and signed by the party against whom the operation of such amendment, modification, or waiver is sought to be enforced. No delay in the exercise of any right shall be deemed a waiver thereof, nor shall the waiver of a right or remedy in a particular instance constitute a waiver of such right or remedy generally.

7.2. **Notices**. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after the date such notice is deposited with a commercial overnight delivery service with delivery fees paid (unless the recipient can demonstrate that the package was not delivered to the specified address), or (ii) on the date transmitted by electronic mail (unless the recipient can demonstrate that the message was not delivered to the recipient's inbox), to the following addresses or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section:

GuordanBanksBN2022 LLC	217 E 8th Street
Guordan Banks	217 E 8th Street

7.3. **Governing Law and Venue**. This Agreement shall be governed by the internal laws of California without giving effect to the principles of conflicts of laws. Each party hereby consents to the personal jurisdiction of the Federal or California courts located in or most geographically convenient to Los Angeles and agrees that all disputes arising from this Agreement shall be prosecuted in such courts. Each party hereby agrees that any such court shall have in personam jurisdiction over such party and consents to service of process by notice sent by regular mail to the address set forth above and/or by any means authorized by California law.

7.4. **Force Majeure**. Neither party shall be entitled to recover damages or terminate this Agreement by virtue of any delay or default in performance by the other party (other than a delay or default in the payment of money) if such delay or default is caused by Acts of God, government restrictions (including the denial or cancellation of any export or other necessary license), wars, insurrections and/or any other cause beyond the reasonable control of the party whose performance is affected; provided that the party experiencing the difficulty shall give the other prompt written notice following the occurrence of the cause relied upon, explaining the cause and its effect in reasonable detail. Dates by which performance obligations are scheduled to be met will be extended for a period equal to the time lost due to any delay so caused.

7.5. **Language Construction**. The language of this Agreement shall be construed in accordance with its fair meaning and not for or against any party. The parties acknowledge that each party and its counsel have reviewed and had the opportunity to participate in the drafting of this Agreement and, accordingly, that the rule of construction that would resolve ambiguities in favor of non-drafting parties shall not apply to the interpretation of this Agreement.

7.6. **No Offer**. The submission of this Agreement by any party for the review and/or execution by another party does not constitute an offer or reservation of rights for the benefit of any party. This Agreement shall become effective, and the parties shall become legally bound, only if and when all parties have executed this Agreement.

4858-7716-7905, v. 3

7.7. **Signatures**. This Agreement may be signed (i) in counterparts, each of which shall be deemed to be a fully executed original; and (ii) by electronic signature, *e.g.*, by DocuSign. An original signature transmitted by fax or email shall be deemed to be original for purposes of this Agreement.

7.8. **Assignment**. No party to this Agreement shall assign his or its rights or duties hereunder without the prior written consent of the other parties. Any attempted assignment without such prior written consent shall be null and void.

7.9. **No Third-Party Beneficiaries**. Except as otherwise specifically provided in this Agreement, this Agreement is made for the sole benefit of the parties. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be considered to be third party beneficiaries of this Agreement in any way.

7.10. **Fiduciary Obligations**. The parties intend that neither this Agreement nor any course of dealing shall create fiduciary obligations.

7.11. **Binding Effect**. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

7.12. **Titles and Captions**. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

7.13. **Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

7.14. **Days**. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

7.15. **Entire Agreement**. This Agreement constitutes the entire agreement between the parties with respect to its subject matter and supersedes all prior agreements and understandings.

IN WITNESS WHEREOF, the parties have executed this Agreement effective on the date first written above.

GuordanBanksBN2022

LLC
By DocuSigned by: DDBC4E8AE127443...
LLC Manager

ARTIST
By DocuSigned by: DDBC4E8AE127443...
Artist RepresentativeGuordan Banks

SCHEDULE A

Purchased Royalties

Purchase Maximum: $ _275,000_
Purchase Minimum: $ _120,000_

Royalty Share Payout Share:
If the full $ _275,000_ purchase maximum is filled:
- _80_ % until _100_ % repaid (or until end of the term).
- _25_ % until _200_ % repaid (or until end of the term).
- _10_ % for the remainder of the term.

If the purchase is partially filled, the royalty payout share shall be proportionally reduced. For example, if the raise is half filled (at $ _137,500_):
- _40_ % until _100_ % repaid (or until end of the term).
- _12.5_ % until _200_ % repaid (or until end of the term).
- _5_ % for the remainder of the term.

Royalty Share Payout Term: _4_ years. At the end of this term, all royalties shall revert to the Artist.

Monetized Assets:
Master streaming royalty revenue received from all third-party platforms (e.g.- Spotify, Apple Music, et al), as well as radio performance royalty revenue, for Artist's to be released album titled 'Guordan Banks'.

4858-7716-7905, v. 3

EXHIBIT B

Risks of Investing

THE PURCHASE OF SHARES IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU COULD LOSE YOUR MONEY. THE PURCHASE OF SHARES IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

You Might Lose Some or All of Your Money: When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guaranties you will get your money back. Buying an LLC Interest is not like that at all. The ability of the Company to make the distributions you expect, and ultimately to give you your money back, depends on a number of factors, including some beyond our control. Nobody guaranties that you will receive distributions and you might lose some or all of your money.

Risks from COVID-19: As a result of the COVID-19 pandemic, the world economy suffered the sharpest and most severe slowdown since at least the Great Depression. Although some segments of the economy have recovered, others have not. Moreover, the recovery has been fueled by enormous deficit spending by the Federal government and historic actions by the Federal Reserve to provide liquidity, neither of which is sustainable in the long term. The lingering effects of COVID-19 will affect the economy in a number of ways, both positively and negatively. Neither we nor anyone else knows for certain what long-term effects the pandemic will have on the music streaming business, if any.

Streaming Income is Uncertain: The amount of income we receive with respect to the purchased revenue stream is impossible to predict with any certainty. Among other things:

- Musical tastes are personal.
- Musical tastes trends can be fleeting.
- If an artist dies, or marries, or divorces, or is involved with scandal, revenue might increase or decrease.
- An artist who steps out of the public eye, voluntarily or involuntarily, might see streaming revenue fall.
- An Artist who fails to diligently promote his or her tracks might see streaming revenue fall.

Risks of Infringement: If a third party – for example, another artist – claims that the music in question infringes on his or her rights, the Company's streaming revenue could fall and the Company could be liable for damages.

Lack of Promotional Activity: There is no guaranty that the artist or anyone else will promote the music in which the Company has purchased an interest. The absence of concentrated promotional effort could result in lower revenue and lower distributions.

No Right to Participate in Management: Investors will have no right to participate in the management of the Company. You should consider investing only if you are willing to entrust all aspects of the business to the Company's Manager.

No Registration Under Securities Laws: Neither the Company nor your LLC Interest will be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the LLC Interest are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information: The LLC Interests are being offered pursuant to Reg CF, which does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of securities. Although we have tried to provide all the material information we believe is necessary for you to make an informed decision, and we are ready to answer any questions you might have, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information: While we will provide you with periodic statements concerning the Company and its business, we will not provide nearly all of the information that would be required of a public reporting company.

Reduction in Your Subscription: If we receive subscriptions from qualified investors for more than the total amount we are trying to raise, we have the right to (1) reject some of the subscriptions, or (2) reduce subscriptions. Thus, you could end up with a small investment than you intended, or none at all.

Lack of Cash to Pay Tax Liabilities: The Company will be treated as a partnership for Federal income tax purposes. As such, the taxable income and losses of the Company will "pass through" and be reported on the tax returns of Investors. It is possible that for one or more years, the tax liability of an Investor arising from his, her, or its share of the taxable income from the Company would exceed the cash distributed to the Investor for the year in question, leaving the Investor with an out-of-pocket tax cost.

The Investment Agreement Limits Your Rights: The Investment Agreement will limit your rights in several important ways if you believe you have claims against us arising from the purchase of your LLC Interest:

- In general, your claims would be resolved through arbitration, rather than through the court system. Any such arbitration would be conducted in Wilmington, Delaware, which might not be convenient for you.

- You would not be entitled to a jury trial.

- You would not be entitled to recover any lost profits or special, consequential, or punitive damages.

- If you lost your claim against us, you would be required to pay our expenses, including reasonable attorneys' fees. If you won, we would be required to pay yours.

The LLC Agreement Limits Investor Rights: The LLC Agreement limits your rights in some important respects. For example:

- The LLC Agreement significantly curtails your right to bring legal claims against management, even if they make mistakes that cost you money. For example, the LLC Agreement waives any "fiduciary duties" the Company would otherwise owe to Investors.

- The LLC Agreement limits your right to obtain information about the Company and to inspect its books and records.

- You waive your right to have the Company dissolved by a court.

- Disputes under the LLC Agreement will be governed by Delaware law and handled in Delaware courts.

Breaches of Security: It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventive measures.

<p align="center">THE FOREGOING ARE NOT NECESSARILY THE ONLY RISKS OF INVESTING.</p>

<p align="center">PLEASE CONSULT WITH YOUR PROFESSIONAL ADVISORS.</p>

EXHIBIT C: INVESTMENT AGREEMENT

<u>GuordanBanksBN2022 LLC</u>

INVESTMENT AGREEMENT

This is an Investment Agreement, entered into on _____, by and between <u>GuordanBanksBN2022 LLC</u>, a Delaware limited liability company (the "<u>Company</u>") and _____ ("<u>Purchaser</u>").

Background

Purchaser wishes to purchase securities issued by the Company through www.BaseNoteApp.com (the "<u>Site</u>").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1. **Defined Terms**. Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C and its attachments, all available at the Site. In this Investment Agreement, we refer to the Form C and its attachments as the "<u>Disclosure Document</u>." We sometimes refer to the Company using terms like "<u>we</u>" or "<u>us</u>," and to Purchaser using terms like "<u>you</u>" or "<u>your</u>."

2. **Purchase of Securities**. Subject to the terms and conditions of this Investment Agreement, the Company hereby agrees to sell to you, and you hereby agree to purchase from the Company, a limited liability company interest denominated as [Shares Purchased] "Shares" for [Amount Invested] the "<u>Shares</u>."

3. **Right to Cancel**. Once you sign this Investment Agreement, you have the right to cancel under certain conditions described in the Educational Materials at the Site. For example, you generally have the right to cancel (i) up to forty-eight (48) hours before the closing of the offering, or (ii) if there is a material change in the offering.

4. **Our Right to Reject Investment**. We have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

5. **Your Promises**. You promise that:

    5.1. **Accuracy of Information**. All the information you have given to us, whether in this Investment Agreement, at the Site, or otherwise, is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

    5.2. **Review of Information**. You have read and understand the Disclosure Document and all of its Exhibits, if any.

5.3. **Risks**. You understand all the risks of investing, including the risk that you could lose all your money. Without limiting that statement, you have reviewed and understand all the risks listed in the Educational Materials at the Site and in the Disclosure Document.

5.4. **No Representations**. Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

5.5. **Opportunity to Ask Questions**. You have had the opportunity to ask questions about the Company through the communications channels on the Site. All your questions have been answered to your satisfaction.

5.6. **Your Legal Power to Sign and Invest**. You have the legal power to sign this Investment Agreement and purchase the Shares.

5.7. **No Government Approval**. You understand that no state or federal authority has reviewed this Investment Agreement or the Shares or made any finding relating to the value or fairness of the investment.

5.8. **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

5.9. **Tax Treatment**. We have not promised you any particular tax outcome from buying or holding the Shares.

5.10. **Acting On Your Own Behalf**. You are acting on your own behalf in purchasing the Shares, not on behalf of anyone else.

5.11. **Investment Purpose**. You are purchasing the Shares solely as an investment, not with an intent to re-sell or "distribute" them.

5.12. **Anti-Money Laundering Laws**. Your investment will not, by itself, cause the Company to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

5.13. **Additional Information**. At our request, you will provide further documentation verifying the source of the money used to purchase the Shares.

5.14. **Disclosure**. You understand that we may release confidential information about you to government authorities if we determine, in our sole discretion after consultation with our lawyer, that releasing such information is in the best interest of the Company or if we are required to do so by such government authorities.

5.15. **Additional Documents**. You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

5.16. **No Violations**. Your purchase of the Shares will not violate any law or conflict with any contract to which you are a party.

5.17. **Enforceability**. This Investment Agreement is enforceable against you in accordance with its terms.

5.18. **No Inconsistent Statements**. No person has made any oral or written statements or representations to you that are inconsistent with the information in this Investment Agreement and the Disclosure Materials.

5.19. **Financial Forecasts**. You understand that any financial forecasts or projections are based on estimates and assumptions we believe to be reasonable but are highly speculative. Given the industry, our actual results may vary from any forecasts or projections.

5.20. **Notification**. If you discover at any time that any of the promises in this section 5 are untrue, you will notify us right away.

5.21. **Non-U.S. Investors**. If you are not a citizen or permanent resident of the United States, you represent that neither the offering nor the sale of securities by the Company will violate any laws of the jurisdiction where you live, and that the Company is not required to register with or seek the consent of any governmental authority in such jurisdiction.

5.22. **Additional Promises by Individuals**. If you are a natural person (not an entity), you also promise that:

5.22.1. **Financial Wherewithal**. You can afford this investment, even if you lose your money. You don't rely on this money for your current needs, like rent or utilities.

5.22.2. **Anti-Terrorism and Money Laundering Laws**. None of the money used to purchase the Shares was derived from or related to any activity that is illegal under United States law, and you are not on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor are you a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

5.23. **Entity Investors**. If Purchaser is a legal entity, like a corporation, partnership, or limited liability company, Purchaser also promises that:

5.23.1. **Good Standing**. Purchaser is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

5.23.2. **Other Jurisdictions**. Purchaser is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Purchaser.

5.23.3. **Authorization**. The execution and delivery by Purchaser of this Investment Agreement, Purchaser's performance of its obligations hereunder, the consummation by Purchaser of the transactions contemplated hereby, and the purchase of the Shares, have been duly authorized by all necessary corporate, partnership or company action.

5.23.4. **Investment Company**. Purchaser is not an "investment company" within the meaning of the Investment Company Act of 1940.

4858-5994-0390, v. 1

5.23.5. **Information to Investors**. Purchaser has not provided any information concerning the Company or its business to any actual or prospective investor, except the Disclosure Materials, this Investment Agreement, and other written information that the Company has approved in writing in advance.

5.23.6. **Anti-Terrorism and Money Laundering Laws**. To the best of Purchaser's knowledge based upon appropriate diligence and investigation, none of the money used to purchase the Shares was derived from or related to any activity that is illegal under United States law. Purchaser has received representations from each of its owners such that it has formed a reasonable belief that it knows the true identity of each of the ultimate investors in Purchaser. To the best of Purchaser's knowledge, none of its ultimate investors is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor is any such ultimate investor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

6. **Re-Purchase of Shares**. If we decide that you provided us with inaccurate information or have otherwise violated your obligations, or if required by any applicable law or regulation related to terrorism, money laundering, and similar activities, we may (but shall not be required to) repurchase your Shares for an amount equal to the principal amount outstanding.

7. **Governing Law**. Your relationship with us shall be governed by Delaware law, without taking into account principles of conflicts of law.

8. **Arbitration**.

8.1. **Right to Arbitrate Claims**. If any kind of legal claim arises between us as a result of your purchase of the Shares, either of us will have the right to arbitrate the claim, rather than use the courts. There are only two exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. This section applies only to legal claims arising from your purchase of the Shares. It does not apply to claims arising from the operation of the Company.

8.2. **Place of Arbitration; Rules**. All arbitration will be conducted in Wilmington, Delaware unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

8.3. **Appeal of Award**. Within thirty (30) days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within thirty (30) days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

8.4. **Effect of Award**. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

8.5. **No Class Action Claims**. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

9. **Consent to Electronic Delivery**. You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address so we can send information to the new address.

10. **Notices**. All notices between us will be electronic. You will contact us by email at paul@justababy.com. We will contact you by email at the email address you provided at the Site. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

11. **Limitations on Damages**. WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

12. **Waiver of Jury Rights**. IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

13. **Miscellaneous Provisions**.

    13.1. **No Transfer**. You may not transfer your rights or obligations.

    13.2. **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

    13.3. **Headings**. The headings used in this Investment Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

    13.4. **No Other Agreements**. This Investment Agreement is the only agreements between us relating to your purchase of Shares.

    13.5. **Electronic Signature**. You will sign this Investment Agreement electronically, rather than physically.

    IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above.

_____

Signature

_____

Second Signature (Joint Accounts Only)

_____

Name and Title (Entity Investors Only)

ACCEPTED

GuordanBanksBN2022 LLC
_____

By _____

EXHIBIT D: LLC AGREEMENT



GuordanBanksBN2022   **LLC**

LIMITED LIABILITY COMPANY AGREEMENT

This is an Agreement, entered into and effective on ⎯⎯⎯⎯⎯⎯ 2022-09-13 | 06:15 PDT ⎯⎯, by and among GuordanBanksBN2022 ⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯ LLC, a Delaware limited liability company (the "Company"), Guordan Banks ⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯ (the "Manager"), Guordan Banks ⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯ (the "Initial Member") and the persons who purchase Shares following the date of this Agreement (the "Investor Members"). The Initial Member and the Investor Members are sometimes referred to in this Agreement as "Members."

Background

I.   As of the date of this Agreement, the Initial Member owns all of the limited liability company interests of the Company and wishes to adopt this Agreement as the "limited liability company agreement" of the Company within the meaning of 6 Del. C. §18-101(7).

II.   Each Investor Member will, upon admission to the Company, agree to be bound by all the terms and conditions of this Agreement.

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties agree as follows:

1.   **ARTICLE ONE: CONTINUATION OF LIMITED LIABILITY COMPANY**

1.1.   **Continuation of Limited Liability Company**. The Company has been formed in accordance with and pursuant to the Delaware Limited Liability Company Act (the "Act") for the purpose set forth below. The rights and obligations of the Members to one another and to third parties shall be governed by the Act except that, in accordance with 6 Del. C. 18-1101(b), conflicts between provisions of the Act and provisions in this Agreement shall be resolved in favor of the provisions in this Agreement except where the provisions of the Act may not be varied by contract as a matter of law.

1.2.   **Name**.   The   name   of   the   Company   shall   be "GuordanBanksBN2022 ⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯ LLC" and all its business shall be conducted under that name or such other name(s) as may be designated by the Manager.

1.3.   **Purpose**. The   purpose   of   the   Company   shall   be   to   acquire   from Guordan Banks ⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯ an interest in certain music royalties pursuant to an agreement captioned "Streaming Revenue Purchase Agreement" and dated ⎯⎯⎯⎯⎯⎯⎯ 09/13/2022 ⎯⎯⎯⎯ (the "Purchase Agreement"), as described more fully in the Company's Form C on www.BaseNoteApp.com (the "Disclosure Document"), and engage in any related activities.

1.4.   **Fiscal Year**. The fiscal and taxable year of the Company shall be the calendar year, or such other period as the Manager determines.

2. **ARTICLE TWO: CONTRIBUTIONS AND LOANS**

2.1.   **Contributions of Investor Members**. The Initial Member shall not be required to contribute any capital to the Company. Each Investor Member shall contribute to the Company the amount specified in his, her, or its Investment Agreement as the purchase price for his, her, or its Shares. Otherwise, no Investor Member shall be obligated to contribute any capital to the Company. Without limitation, no such Member shall, upon dissolution of the Company or otherwise, be required to restore any deficit in such Member's capital account.

2.2.   **Loans**. The Manager may, but shall not be required to, lend money to the Company to cover actual or anticipated cash flow shortfalls. The Manager shall give all the Investor Members notice of any such loans. Any such loans shall bear interest at the prime rate of interest designated in the Wall Street Journal on any date within ten (10) days of the date of the loan and shall be repaid in full before any money is distributed to the Investor Members under Article Four.

2.3.   **Other Provisions on Capital Contributions**. Except as otherwise provided in this Agreement or by law:

2.3.1.   No Investor Member may withdraw any part of his, her, or its capital from the Company;

2.3.2.   No Investor Member shall be required or permitted to make any loans to the Company;

2.3.3.   No interest shall be paid on any initial or additional capital contributed to the Company by any Investor Member;

2.3.4.   Under any circumstance requiring a return of all or any portion of a capital contribution, no Investor Member shall have the right to receive property other than cash; and

2.3.5.   No Investor Member shall be liable to any other Investor Member for the return of his, her, or its capital.

2.4.   **No Third-Party Beneficiaries**. Any obligation or right of the Investor Members to contribute capital under the terms of this Agreement does not confer any rights or benefits to or upon any person who is not a party to this Agreement.

3. **ARTICLE THREE: SHARES AND CAPITAL ACCOUNTS**

3.1.   **Shares**. The limited liability company interests of the Company shall be denominated by One Million Ten Thousand (1,010,000) "Shares."

3.2.   **Ownership of Shares**. As of the date of this Agreement, the Initial Member owns Ten Thousand (10,000) Shares. Upon the admission of Investor Members to the Company, the Initial Member shall relinquish his, her, or its Shares and shall henceforth not be treated as a Member of the Company.

3.3. **Certificates**. The Shares of the Company shall not be evidenced by written certificates unless the Manager determines otherwise. If the Manager determines to issue certificates representing Shares, the certificates shall be subject to such rules and restrictions as the Manager may determine.

3.4. **Registry of Shares**. The Company shall keep or cause to be kept on behalf of the Company a register of the Investor Members of the Company. The Company may, but shall not be required to, appoint a transfer agent registered with the Securities and Exchange Commission as such.

3.5. **Capital Accounts**. A capital account shall be established and maintained for each Member. Each Member's capital account shall initially be credited with the amount he, she, or its paid for his, her, or its Shares. Thereafter, the capital account of a Member shall be increased by the amount of any additional contributions of the Member and the amount of income or gain allocated to the Member and decreased by the amount of any distributions to the Member and the amount of loss or deduction allocated to the Member, including expenditures of the Company described in section 705(a)(2)(B) of the Code. Unless otherwise specifically provided herein, the capital accounts of the Members shall be adjusted and maintained in accordance with Code section 704 and the regulations thereunder.

4. **ARTICLE FOUR: DISTRIBUTIONS AND ALLOCATIONS**

4.1. **Distributions**.

4.1.1. **In General**. Beginning when the Company has successfully raised capital pursuant to the Disclosure Document, no later than ten (10) calendar days after the end of each month, the Company shall distribute its Available Cash to the Members *pro rata* based on the number of Shares owned by each Member. For these purposes, the term "Available Cash" means all the cash in accounts of the Company available for distribution to the Members, taking into account all sources of cash, including but not limited to royalties, and all cash expenses of the Company, including but not limited to the cost of preparing tax returns and other reports.

4.1.2. **Tax Withholding**. To the extent the Company is required to pay over any amount to any federal, state, local or foreign governmental authority with respect to distributions or allocations to any Member, the amount withheld shall be deemed to be a distribution in the amount of the withholding to that Member. If the amount paid over was not withheld from an actual distribution (i) the Company shall be entitled to withhold such amounts from subsequent distributions, and (ii) if no such subsequent distributions are anticipated for six (6) months, the Member shall, at the request of the Company, promptly reimburse the Company for the amount paid over.

4.1.3. **Manner of Distribution**. All distributions will be made as Automated Clearing House (ACH) deposits or wire transfers into an account designated by each Member. If a Investor Member does not authorize the Company to make such ACH distributions or wire transfers into a designated Investor Member account, distributions to such Investor Member will be made by check and mailed to such Investor Member after deduction by the Company from each check of a Fifty Dollar ($50) processing fee.

4.1.4.   **Other Rules Governing Distributions**. No distribution prohibited by 6 Del. C. §18-607 or not specifically authorized under this Agreement shall be made by the Company to any Investor Member in his or its capacity as a Investor Member. A Investor Member who receives a distribution prohibited by 6 Del. C. §18-607 shall be liable as provided therein.

4.2.   **Allocations of Profits and Losses**.

4.2.1.   **In General**. The Company's income, gains, losses, deductions, and expenses shall be allocated among the Members *pro rata* based on their ownership of Shares, unless the Manager determines that different allocations are required by section 704(b) of the Internal Revenue Code and the regulations issued thereunder and provides a written explanation to the Investor Members.

4.2.2.   **Section 754 Election**. The Company may, but shall not be required to, make an election under section 754 of the Code at the request of any Member. The Company may condition its consent to make such an election on the agreement of the requesting Member to pay directly or reimburse the Company for any costs incurred in connection with such election or the calculations required as a result of such an election.

5.   **ARTICLE FIVE: MANAGEMENT**

5.1.   **Management by Manager**.

5.1.1.   **In General**. The business and affairs of the Company shall be directed, managed, and controlled by the Manager as the "manager" within the meaning of 6 Del. C. §18-101(12).

5.1.2.   **Powers of Manager**. Subject to section 5.1.3, the Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management of the Company's business.

5.1.3.   **Matters Requiring Member Consent**. Notwithstanding section 5.1.2, the Manager may not take any of the following actions without the written consent of Members owning a majority of the Shares:

(a)   Amending or modifying the Purchase Agreement or any other contract in a manner that could reasonably be expected to have a material adverse effect on the Company or its Members;

(b)   Waiving any material rights of the Company under the Purchase Agreement or any other contract, including contracts giving the Company the right to receive streaming revenue;

(c)   Compromising any amounts owed to the Company;

(d)   Selling or otherwise disposing of the Company's interest in the Purchase Agreement or the streaming revenue;

(e)   Taking any action that would make it impractical for the Company to continue its business;

(f)   Entering into any contract with, or paying any form of compensation to, a person related to the Manager or to [the artist] (for these purposes, a person is "related" to another person if they would be treated as related under section 267(b) or section 707(b) of the Internal Revenue Code, substituting "at least 10%" for "more than 50%" each place it appears);

(g)   Entering into or modifying any material contract;

(h)   Taking any action inconsistent with the Company's Form C; or

(i)   Initiating or settling litigation.

5.1.4.   **Reliance by Third Parties**. Anyone dealing with the Company shall be entitled to assume that the Manager has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Company and to enter into any contracts on behalf of the Company, and shall be entitled to deal with the Manager as if it were the Company's sole party in interest, both legally and beneficially. No Member shall assert, vis-à-vis a third party, that such third party should not have relied on the apparent authority of the Manager, nor shall anyone dealing with the Manager or any of its officers or representatives be obligated to investigate the authority of such person in a given instance.

5.2.   **Standard of Care**. The Manager shall conduct the Company's business in good faith and in the best interests of the Company and the Members.

5.3.   **Time Commitment**. The Manager shall devote such time to the business and affairs of the Company as may be reasonably required. The Manager shall not be expected to devote its full-time services to the Company.

5.4.   **Compensation of Manager**. The Manager shall not be entitled to compensation for its services.

5.5.   **Removal of Manager**.

5.5.1.   **In General**. The Manager may be removed by the affirmative vote of Members holding sixty percent (60%) of the total number of Shares then issued and outstanding (a "Super Majority Vote"), but only if the Members have "cause" to remove the Manager, as defined in section 5.5.3, and follow the procedure set forth in section 5.5.2.

5.5.2. **Procedure.**

(a) **Notice and Response.** A Member who wishes to remove the Manager and believes there is "cause" for doing so within the meaning of section 5.5.3 shall notify the Manager, referencing this section 5.5 and setting forth in detail the reasons for his, her, or its belief. Within thirty (30) days after receiving such a notice, the Manager shall respond by acknowledging the receipt of the notice and (i) stating that the Manager does not believe there is merit in the Member's allegations, (ii) explaining why the Manager does not believe "cause" exists for removal, or (iii) stating that while "cause" may exist for removal, the Manager does not believe removal would be in the best interest in the Company. If the Manager fails to respond, the Manager shall be deemed to have stated that it does not believe there is merit in the Member's allegations. In the event the Member communicates with any third party concerning his request for removal, including any other Member but not including his, her, or its own legal counsel, he, she, or it shall include a copy of the Manager's response. The failure of the Manager to include in its response any defense, facts, or arguments shall not preclude the Manager from including such defense, facts, or arguments in subsequent communications or proceedings.

(b) **Vote.** After following the procedure described in section 5.5.2(a), Members owning at least twenty five percent (25%) of the Shares then issued and outstanding (the "Dissident Members") may call for a vote of the Members. The Manager and a single representative chosen by the Dissident Members shall cooperate in sending to all Members a package of materials bearing on whether "cause" exists under section 5.5.3 and whether it is in the best interest of the Company to remove the Manager, and a vote shall be taken by electronic means, with responses due within thirty (30) days. The failure of the Manager or the Dissident Members to include in this package any defense, facts, or arguments shall not preclude them from including such defense, facts, or arguments in subsequent communications or proceedings.

(c) **Arbitration.** In the event of a Super Majority Vote to remove the Manager within the thirty (30) day period described in section 5.5.2(b), then the question as to whether "cause" exists to remove the Manager shall be referred to a single arbitrator in arbitration proceedings held in Wilmington, Delaware in conformance with the then-current rules and procedures of the American Arbitration Association. The removal of the Manager shall not become effective until the arbitrator determines that "cause" exists; the decision of the arbitrator shall be binding and non-appealable. In the event there is no Super Majority Vote to remove the Manager within the thirty (30) day period described in section 5.5.2(b), then the Manager shall not be removed and no subsequent proceeding to remove the Manager shall be held with respect to substantially similar grounds.

(d) **Cause Defined**. For purposes of this section 5.5, "cause" shall be deemed to exist if any only if:

(1) **Uncured Breach**. The Manager breaches any material provision of this Agreement and the breach continues for more than (30) days after the Manager has received written notice, or, in the case of a breach that cannot be cured within thirty (30) days, the Manager fails to begin curing the breach within thirty (30) days or the breach remains uncured for ninety (90) days; or

(2)   **Bankruptcy**. The Manager makes a general assignment for the benefit of its creditors; or is adjudicated a bankrupt; or files a voluntary petition in bankruptcy; or files a petition or answer seeking reorganization or an arrangement with creditors, or to take advantage of any insolvency, readjustment of loan, dissolution or liquidation law or statute; or an order, judgment, or decree is entered without the Manager's consent appointing a receiver, trustee or liquidator for the Manager; or

(3)   **Bad Acts**. The Manager engages in willful misconduct or acts with reckless disregard to its obligations, in each case causing material harm to the Company, or engages in bad faith in activities that are beneficial to itself and cause material harm to the Company, and the individual responsible for such actions is not terminated within thirty (30) days after the Manager becomes aware of such actions.

5.6.   **Restrictions on Members**. Except as expressly provided otherwise in this Agreement, Members who are not also the Manager shall not be entitled to participate in the management or control of the Company, nor shall any such Member hold himself out as having such authority. Unless authorized to do so by the Manager, no attorney in fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable pecuniarily for any purpose. No Member shall have any power or authority to bind the Company unless the Member has been authorized by the Manager in writing to act as an agent of the Company in accordance with the previous sentence.

6.   **ARTICLE SIX: OTHER BUSINESSES; INDEMNIFICATION; CONFIDENTIALITY**

6.1.   **Other Businesses**. Each Member and Manager may engage in any business whatsoever, including a business that is competitive with the business of the Company, and the other Members shall have no interest in such businesses and no claims on account of such businesses, whether such claims arise under the doctrine of "corporate opportunity," an alleged fiduciary obligation owed to the Company or its members, or otherwise. Without limiting the preceding sentence, the Members acknowledge that the Manager and/or its affiliates intend to sponsor, manage, invest in, and otherwise be associated with other entities and business investing in the same assets classe(es) as the Company, some of which could be competitive with the Company. No Member shall have any claim against the Manager or its affiliates on account of such other entities or businesses.

6.2.   **Exculpation and Indemnification**

6.2.1.   **Exculpation**.

(a)   **Covered Persons**. As used in this section 6.2, the term "Covered Person" means (i) the Manager and its affiliates, (ii) the members, managers, officers, employees, and agents of the Manager and its affiliates, and (iii) the officers, employees, and agents of the Company, each acting within the scope of his, her, or its authority.

(b)   **Standard of Care**. No Covered Person shall be liable to the Company for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person, including actions taken or omitted to be taken under this Agreement, in the good-faith business judgment of such Covered Person, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c)   **Good Faith Reliance**. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements (including financial statements and information) of the following persons: (i) another Covered Person; (ii) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company; or (iii) any other person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Covered Person reasonably believes to be within such other person's professional or expert competence. The preceding sentence shall in no way limit any person's right to rely on information to the extent provided in the Act.

6.2.2.   **Liabilities and Duties of Covered Persons**.

(a)   **Limitation of Liability**. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each Member and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by applicable law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b)   **Duties**. Whenever a Covered Person is permitted or required to make a decision, the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires consistent with its obligations under this Agreement. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other applicable law.

6.2.3.   **Indemnification**.

(a)   **Indemnification**. To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Covered Person may become subject by reason of any act or omission or alleged act or omission performed or omitted to be performed by such Covered Person on behalf of the

Company in connection with the business of the Company, including pursuant to the Management Agreement; provided, that (i) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (ii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.

(b) **Reimbursement**. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this section 6.2.3; provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this section 6.2.3, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c) **Entitlement to Indemnity**. The indemnification provided by this section 6.2.3 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this section 6.2.3 shall continue to afford protection to each Covered Person regardless whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this section 6.2.3 and shall inure to the benefit of the executors, administrators, and legal representative of such Covered Person.

(d) **Insurance**. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Manager may determine; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(e) **Funding of Indemnification Obligation**. Any indemnification by the Company pursuant to this section 6.2.3 shall be provided out of and to the extent of Company assets only, and no Member shall have personal liability on account thereof or shall be required to make additional capital contributions to help satisfy such indemnification obligation.

(f)   **Savings Clause**. If this section 6.2.3 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this section 6.2.3 to the fullest extent permitted by any applicable portion of this section 6.3 that shall not have been invalidated and to the fullest extent permitted by applicable law.

6.2.4.   **Amendment**. The provisions of this section 6.2 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this section is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this section that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

6.2.5.   **Survival**. The provisions of this section 6.2 shall survive the dissolution, liquidation, winding up, and termination of the Company.

6.3.   **Confidentiality**. For as long as he, she, or it owns an interest in the Company and at all times thereafter, no Member shall divulge to any person or entity, or use for his, her, or its own benefit or the benefit of any person, any information of the Company of a confidential or proprietary nature, including, but not limited to (i) financial information; (ii) the business methods, systems, or practices used by the Company; and (iii) the identity of the Company's Members, customers, or suppliers. The foregoing shall not apply to information that is in the public domain or that a Member is required to disclose by legal process.

7.   ARTICLE SEVEN: BANK ACCOUNTS; BOOKS OF ACCOUNT

7.1.   **Bank Accounts**. All funds of the Company shall be deposited in a single account at [name of bank]. Withdrawals from any such account or accounts shall be made in the Company's name upon the signature of such persons as the Manager may designate. Funds in any such account shall not be commingled with the funds of the Manager or any Member.

7.2.   **Books and Records of Account**. The Company shall keep books and records of account of the Company which shall reflect a full and accurate record of each transaction of the Company. Such books and records shall be kept in a standard digital format, *e.g.*, Quickbooks.

7.3.   **Financial Statements and Reports**.

7.3.1.   **Periodic Reports**. Within thirty (30) days after the close of each calendar quarter, the Company shall furnish to each Member with (i) a statement showing in reasonable detail the computation of the amount distributed under section 4.1, and the manner in which it was distributed; (ii) a detailed statement of the Company's streaming income; and (iii) a statement of the Company's income and expenses.

7.3.2. **Annual Reports**. Within ninety (90) days following the end of each calendar year, the Company shall furnish to each Member (i) each of the reports described in section 7.3.1 but covering the entire year; (ii) such information as may be required for each Member to file his, her, or its tax returns; (iii) a financial statement; and (iv) Form C-AR, unless the Company is not required by law to file Form C-AR.

7.4. **Right of Inspection**.

7.4.1. **In General**. If a Member wishes additional information or to inspect the books and records of the Company for a *bona fide* purpose, the following procedure shall be followed: (i) such Member shall notify the Manager, setting forth in reasonable detail the information requested and the reason for the request; (ii) within sixty (60) days after such a request, the Manager shall respond to the request by either providing the information requested or scheduling a date (not more than 90 days after the initial request) for the Member to inspect the Company's records; (iii) any inspection of the Company's records shall be at the sole cost and expense of the requesting Member; and (iv) the requesting Member shall reimburse the Company for any reasonable costs incurred by the Company in responding to the Member's request and making information available to the Member.

7.4.2. **Bona Fide Purpose**. The Manager shall not be required to respond to a request for information or to inspect the books and records of the Company if the Manager believes such request is made to harass the Company or the Manager, to seek confidential information about the Company, or for any other purpose other than a *bona fide* purpose.

7.4.3. **Representative**. An inspection of the Company's books and records may be conducted by an authorized representative of a Member, provided such authorized representative is an attorney or a licensed certified public accountant and is reasonably satisfactory to the Manager.

7.4.4. **Restrictions**. The following restrictions shall apply to any request for information or to inspect the books and records of the Company:

(a) No Member shall have a right to a list of the Members or any information regarding the Members.

(b) Before providing additional information or allowing a Member to inspect the Company's records, the Manager may require such Member to execute a confidentiality agreement satisfactory to the Manager.

(c) No Member shall have the right to any trade secrets of the Company or any other information the Manager deems highly sensitive and confidential.

(d) No Member may review the books and records of the Company more than once during any twelve (12) month period.

(e) Any review of the Company's books and records shall be scheduled in a manner to minimize disruption to the Company's business.

(f)   A representative of the Company may be present at any inspection of the Company's books and records.

(g)   If more than one Member has asked to review the Company's books and records, the Manager may require the requesting Members to consolidate their request and appoint a single representative to conduct such review on behalf of all requesting Members.

(h)   The Manager may impose additional reasonable restrictions for the purpose of protecting the Company and the Members.

7.4.5.   **Right of BaseNote**. BaseNote LLC shall have the right to inspect and audit the books and records of the Company for the benefit of Investor Members.

7.5.   **Tax Matters**.

7.5.1.   **Designation**. The Manager shall be designated as the "company representative" (the "Company Representative") as provided in Code section 6223(a). Any expenses incurred by the Company Representative in carrying out its responsibilities and duties under this Agreement shall be an expense of the Company for which the Company Representative shall be reimbursed.

7.5.2.   **Tax Examinations and Audits**. The Company Representative is authorized to represent the Company in connection with all examinations of the affairs of the Company by any taxing authority, including any resulting administrative and judicial proceedings, and to expend funds of the Company for professional services and costs associated therewith. Each Member agrees to cooperate with the Company Representative and to do or refrain from doing any or all things reasonably requested by the Company Representative with respect to the conduct of examinations by taxing authorities and any resulting proceedings. Each Member agrees that any action taken by the Company Representative in connection with audits of the Company shall be binding upon such Members and that such Member shall not independently act with respect to tax audits or tax litigation affecting the Company. The Company Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

7.5.3.   **BBA Elections and Procedures**. In the event of an audit of the Company that is subject to the Company audit procedures enacted under Code sections 6225, *et seq*, (the "Audit Procedures"), the Company Representative, in its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Company, including any election under Code section 6226. If an election under Code section 6226(a) is made, the Company shall furnish to each Member for the year under audit a statement of the Member's share of any adjustment set forth in the notice of final Company adjustment, and each Member shall take such adjustment into account as required under Code section 6226(b).

7.5.4. **Tax Returns and Tax Deficiencies**. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and any tax deficiency imposed pursuant to Code section 6226) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member.

7.5.5. **Tax Returns**. The Manager shall cause to be prepared and timely filed all tax returns required to be filed by or for the Company.

8. ARTICLE EIGHT: TRANSFERS OF SHARES

8.1. **Transfers by Members**.

8.1.1. **In General**. Subject to the terms and conditions of this section 8.1, a Member may sell or otherwise assign all or any portion of his, her, or its Shares (the "Transferred Shares"), with or without consideration.

8.1.2. **Rights of Assignee**. Until and unless a person who is a transferee of Shares is admitted to the Company as a Member pursuant to section 8.1.4 below, such transferee shall be entitled only to the allocations and distributions with respect to the Transferred Shares in accordance with this Agreement and, to the fullest extent permitted by applicable law, including but not limited to 6 Del. C. §18-702(b), shall not have any non-economic rights of a Member of the Company, including, without limitation, the right to require any information on account of the Company's business, inspect the Company's books, or vote on Company matters.

8.1.3. **Conditions of Transfer**. A transferee of Transferred Shares pursuant to section 8.1.1 shall have the right to become a Member pursuant to 6 Del. C. §18-704 if and only if all of the following conditions are satisfied:

(a) The transferee has executed a copy of this Agreement, agreeing to be bound by all of its terms and conditions;

(b) A fully executed and acknowledged written transfer agreement between the Transferor and the transferee has been filed with the Company;

(c) All costs and expenses incurred by the Company in connection with the transfer are paid by the transferor to the Company, without regard to whether the proposed transfer is consummated; and

(d)   The Manager determines, and such determination is confirmed by an opinion of counsel satisfactory to the Manager stating, that (i) the transfer does not violate the Securities Act of 1933 or any applicable state securities laws, (ii) the transfer will not require the Company or the Manager to register as an investment company under the Investment Company Act of 1940, (iii) the transfer will not require the Manager or any affiliate that is not registered under the Investment Advisers Act of 1940 to register as an investment adviser, (iv) the transfer would not pose a material risk that (A) all or any portion of the assets of the Company would constitute "plan assets" under ERISA, (B) the Company would be subject to the provisions of ERISA, section 4975 of the Code or any applicable similar law, or (C) the Manager would become a fiduciary pursuant to ERISA or the applicable provisions of any similar law or otherwise, and (v) the transfer will not violate the applicable laws of any state or the applicable rules and regulations of any governmental authority; *provided*, that the delivery of such opinion may be waived, in whole or in part, at the sole discretion of the Manager.

8.1.4.   **Admission of Transferee**. Any permitted transferee of Shares shall be admitted to the Company as a Member on the date agreed by the transferor, the transferee, and the Manager.

8.2.   **Death, Disability, Etc.** Upon the death, bankruptcy, disability, legal incapacity, legal dissolution, or any other voluntary or involuntary act of a Member, neither the Company nor the Manager shall have the obligation to purchase the Shares owned by such Member, nor shall such Member have the obligation to sell his, her, or its Shares. Instead, the legal successor of such Member shall become an assignee of the Member pursuant to section 8.1.2, subject to all of the terms and conditions of this Agreement.

8.3.   **Waiver of Appraisal Rights**. Each Member hereby waives any contractual appraisal rights such Member may otherwise have pursuant to 6 Del. C. §18-210 or otherwise, as well as any "dissenter's rights."

8.4.   **Mandatory Redemptions**.

8.4.1.   **Based on ERISA Considerations**. The Manager may, at any time, cause the Company to purchase all or any portion of the Shares owned by a Member whose assets are governed by Title I of the Employee Retirement Income Security Act of 1974, Code section 4975, or any similar Federal, State, or local law, if the Manager determines that all or any portion of the assets of the Company would, in the absence of such purchase, more likely than not be treated as "plan assets" or otherwise become subject to such laws.

8.4.2.   **Based on Other Bona Fide Business Reasons**. The Manager may, at any time, cause the Company to purchase all of the Shares owned by a Member if the Manager determines that (i) such Member made a material misrepresentation to the Company; (ii) legal or regulatory proceedings are commenced or threatened against the Company or any of its members arising from or relating to the Member's interest in the Company; (iii) the Manager believes that such Member's ownership has caused or will cause the Company to violate any law or regulation; (iv) such Member has violated any of his, her, or its obligations to the Company or to the other Members; or (ii) such Member is engaged in, or has engaged in conduct (including but not limited to criminal conduct) that (A) brings the Company, or threatens to bring the Company, into disrepute, or (B) is adverse and fundamentally unfair to the interests of the Company or the other Members.

8.4.3. **Purchase Price and Payment**. In the case of any purchase of Shares described in this section 8.4 (i) the purchase price of the Shares shall be ninety percent (90%) of the amount the Member would receive with respect to such Shares if all of the assets of the Company were sold for their fair market value, all the liabilities of the Company were paid, and the net proceeds were distributed in accordance with section 4.1; and (ii) the purchase price shall be paid by wire transfer or other immediately-available funds at closing, which shall be held within sixty (60) days following written notice from the Manager.

8.4.4. **Fair Market Value of Assets**.

(a) **In General**. For purposes of this section 8.4, the fair market value of the Company's assets shall be as agreed by the Manager and the Member(s) whose Shares are being purchased. If they cannot agree, the fair market values shall be determined by a single qualified appraiser chosen by the mutual agreement of the Manager and the Member(s) in question. If they cannot agree on a single appraiser, then they shall each select a qualified appraiser to determine the fair market value. Within forty five (45) days, each such appraiser shall determine the fair market value, and if the two values so determined differ by less than ten percent (10%) then the arithmetic average of the two values shall conclusively be deemed to be the fair market value of the assets. If the two values differ by more than ten percent (10%), then the two appraisers shall be instructed to work together for a period of ten (10) days to reconcile their differences, and if they are able to reconcile their differences to within a variation of ten percent (10%), the arithmetical average shall conclusively be deemed to be the fair market value. If they are unable to so reconcile their differences, then the two appraisers shall, within ten (10) additional days, pick a third appraiser. The third appraiser shall, within an additional ten (10) days, review the appraisals performed by the original two, and select the one that he believes most closely reflects the fair market value of the Company's assets, and that appraisal shall conclusively be deemed to be the fair market value.

(b) **Special Rules**.

(1) **Designation of Representative**. If the Shares of more than one Member are being purchased, then all such Members shall select a single representative, voting on the basis of the number of Shares owned by each, and such single representative (who may but need not be one of the Members in question) shall speak and act for all such Members.

(2) **Cost of Appraisals**. The Company on one hand and the Member(s) whose Shares are being purchased on the other hand shall each pay for the appraisal such party obtains pursuant to section 8.4.4(a). If a third appraiser is required, the parties shall share the cost equally.

8.5. **Withdrawal**. A Member may withdraw from the Company by giving at least ninety (90) days' notice to the Manager. The withdrawing Member shall be entitled to no distributions or payments from Company on account of his, her, or its withdrawal, nor shall he, she, or it be indemnified against liabilities of Company or relieved of his, her, or its responsibility to contribute capital. For purposes of this section, a Member who transfers a Shares pursuant to (i) a transfer permitted under section 8.1, or (ii) an involuntary transfer by operation of law, shall not be treated as thereby withdrawing from Company.

4860-9999-3126, v. 2

9. **ARTICLE NINE: DISSOLUTION AND LIQUIDATION**

9.1.   **Dissolution**. The Company shall be dissolved within ninety (90) days following the termination of the Company's right to receive streaming income under the Purchase Agreement. The Members hereby waive the right to have the Company dissolved by judicial decree pursuant to 6 Del. C. §18-802.

9.2.   **Liquidation**.

9.2.1.   **Generally**. If the Company is dissolved, the Company's assets shall be liquidated and no further business shall be conducted by the Company except for such action as shall be necessary to wind-up its affairs and distribute its assets to the Members pursuant to the provisions of this Article Nine. Upon such dissolution, the Manager shall have full authority to wind-up the affairs of the Company and to make final distribution as provided herein.

9.2.2.   **Distribution of Assets**. After liquidation of the Company, the net proceeds of the liquidation of the Company's assets shall be applied and distributed in accordance with Article Four.

9.2.3.   **Distributions in Kind**. The assets of the Company shall be liquidated as promptly as possible so as to permit distributions in cash, but such liquidation shall be made in an orderly manner so as to avoid undue losses attendant upon liquidation. In the event that in the Manager' opinion complete liquidation of the assets of the Company within a reasonable period of time proves impractical, assets of the Company other than cash may be distributed to the Members in kind but only after all cash and cash-equivalents have first been distributed and after the Pre-Distribution Adjustment.

9.2.4.   **Statement of Account**. Each Member shall be furnished with a statement prepared by the Company's accountants, which shall set forth the assets and liabilities of the Company as of the date of complete liquidation, and the capital account of each Member immediately prior to any distribution in liquidation.

10. **ARTICLE TEN: POWER OF ATTORNEY**

10.1.   **In General**. The Manager shall at all times during the term of the Company have a special and limited power of attorney as the attorney-in-fact for each Member, with power and authority to act in the name and on behalf of each such Member, to execute, acknowledge, and swear to in the execution, acknowledgement and filing of documents which are not inconsistent with the provisions of this Agreement and which may include, by way of illustration but not by limitation, the following:

10.1.1.   This Agreement and any amendment of this Agreement authorized under section 11.1;

10.1.2.   Any other instrument or document that may be required to be filed by the Company under the laws of any state or by any governmental agency or which the Manager shall deem it advisable to file;

10.1.3.   Any instrument or document that may be required to affect the continuation of the Company, the admission of new Members, or the dissolution and termination of the Company; and

10.1.4.   Any and all other instruments as the Manager may deem necessary or desirable to affect the purposes of this Agreement and carry out fully its provisions.

10.2.   **Terms of Power of Attorney**. The special and limited power of attorney of the Manager (i) is a special power of attorney coupled with the interest of the Manager in the Company, and its assets, is irrevocable, shall survive the death, incapacity, termination or dissolution of the granting Member, and is limited to those matters herein set forth; (ii) may be exercised by the Manager by one or more of the officers of the Manager for each of the Members by the signature of the Manager acting as attorney-in-fact for all of the Members, together with a list of all Members executing such instrument by their attorney-in-fact or by such other method as may be required or requested in connection with the recording or filing of any instrument or other document so executed; and (iii) shall survive an assignment by a Member of all or any portion of his, her or its Shares except that, where the assignee of the Shares owned by the Member has been approved by the Manager for admission to the Company, the special power of attorney shall survive such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument or document necessary to effect such substitution.

10.3.   **Notice to Members**. The Manager shall promptly furnish to each Member a copy of any amendment to this Agreement executed by the Manager pursuant to a power of attorney from such Member.

11.   ARTICLE ELEVEN: AMENDMENTS

11.1.   **Amendments Not Requiring Consent**. The Manager may amend this Agreement without the consent of any Member to effect:

11.1.1.   The correction of typographical errors;

11.1.2.   A change in the name of the Company, the location of the principal place of business of the Company, the registered agent of the Company or the registered office of the Company;

11.1.3.   The admission, substitution, withdrawal, or removal of Members in accordance with this Agreement;

11.1.4.   An amendment that cures ambiguities or inconsistencies in this Agreement;

11.1.5.   An amendment that adds to its own obligations or responsibilities;

11.1.6.   A change in the fiscal year or taxable year of the Company and any other changes that the Manager determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Company;

11.1.7.   A change the Manager determines to be necessary or appropriate to prevent the

Company from being treated as an "investment company" within the meaning of the Investment Company Act of 1940;

11.1.8.   A change to facilitate the trading of Shares, including changes required by law or by the rules of a securities exchange;

11.1.9.   A change the Manager determines to be necessary or appropriate to satisfy any requirements or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any Federal or State statute, including but not limited to "no-action letters" issued by the Securities and Exchange Commission;

11.1.10. A change that the Manager determines to be necessary or appropriate to prevent the Company from being subject to the Employee Retirement Income Security Act of 1974;

11.1.11. An amendment that conforms to the Disclosure Document;

11.1.12. Any amendments expressly permitted in this Agreement to be made by the Manager acting alone; or

11.1.13. Any other amendment that does not have, and could not reasonably be expected to have, an adverse effect on the Members.

11.2.   **Amendments Requiring Majority Consent**. Any amendment that has, or could reasonably be expected to have, an adverse effect on the Members, other than amendments described in section 11.3, shall require the consent of the Manager and Members holding a majority of the Shares.

11.3.   **Amendments Requiring Unanimous Consent**. The following amendments shall require the consent of the Manager and each affected Member:

11.3.1.   An amendment deleting or modifying any of the amendments already listed in this section 11.3;

11.3.2.   An amendment that would require any Member to make additional contributions to the Company; and

11.3.3.   An amendment that would impose personal liability on any Member.

11.4.   **Procedure for Obtaining Consent**. If the Manager proposes to make an amendment to this Agreement that requires the consent of Members, the Manager shall notify each Member in writing, specifying the proposed amendment and the reason(s) why the Manager believes the amendment is in the best interest of the Company. At the written request of Members holding at least Twenty Percent (20%) of the Shares entitled to vote on the amendment, the Manager shall hold an in-person or electronic meeting (*e.g.*, a webinar) to explain and discuss the amendment. Voting may be through paper or electronic ballots. If the Manager proposes an amendment that is not approved by the Members within ninety (90) days from proposal, the Manager shall not again propose that amendment for at least six (6) months.

4860-9999-3126, v. 2

12. **ARTICLE TWELVE: MISCELLANEOUS**

12.1. **Notices**. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after being deposited with an overnight delivery service (unless the recipient demonstrates that the package was not delivered to the specified address), or (ii) on the date transmitted by electronic mail (unless the recipient demonstrates that such electronic mail was not received into the recipient's inbox), to the principal business address of the Company, if to the Company or the Manager, to the email address of a Member provided by such Member, or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section.

12.2. **Electronic Delivery**. Each Member hereby agrees that all communications with the Company, including all tax forms, shall be via electronic delivery.

12.3. **Governing Law**. This Agreement shall be governed by the internal laws of Delaware without giving effect to the principles of conflicts of laws. Each Member hereby (i) consents to the personal jurisdiction of the Delaware courts or the Federal courts located in or most geographically convenient to Wilmington, Delaware, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam jurisdiction over such Member, and (iv) consents to service of process by notice sent by regular mail to the address on file with the Company and/or by any means authorized by Delaware law.

12.4. **Waiver of Jury Trial**. EACH MEMBER ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH MEMBER IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT.

12.5. **Signatures**. This Agreement may be signed (i) in counterparts, each of which shall be deemed to be a fully-executed original; and (ii) electronically, *e.g.*, via DocuSign. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

12.6. **No Third-Party Beneficiaries**. Except as otherwise specifically provided in this Agreement with respect to Agent, this Agreement is made for the sole benefit of the parties. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be considered to be third party beneficiaries of this Agreement in any way.

12.7. **Binding Effect**. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

12.8. **Titles and Captions**. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

12.9. **Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to

the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

12.10. **Execution by Investor Members**. It is anticipated that this Agreement will be executed by Investor Members through the execution of a separate Investment Agreement.

12.11. **Legal Representation**. The Company and the Manager have been represented by Lex Nova Law LLC in connection with the preparation of this Agreement. Each Investor Member (i) represents that such Investor Member has not been represented by Lex Nova Law LLC in connection with the preparation of this Agreement, (ii) agrees that Lex Nova Law LLC may represent the Company and/or the Manager in the event of a dispute involving such Investor Member, and (iii) acknowledges that such Investor Member has been advised to seek separate counsel in connection with this Agreement.

12.12. **Days**. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

12.13. **Entire Agreement**. This Agreement constitutes the entire agreement among the parties with respect to its subject matter and supersedes all prior agreements and understandings.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

GuordanBanksBN2022 **LLC**

By: DocuSigned by: DDBC4E8AE127443 ______________________
As Manager Guordan Banks

By ______________________

[MANAGER]

By DocuSigned by: DDBC4E8AE127443 ______________________
Guordan Banks

[INITIAL MEMBER]

By DocuSigned by: DDBC4E8AE127443 ______________________
Guordan Banks

EXHIBIT E: Financial Statements

GUORDANBANKSBN2022 LLC
FINANCIAL STATEMENTS
For the Period from Formation (September 13, 2022)
Through September 23, 2022

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Members

GuordanBanksBN2022 LLC

Dover DE 19901

We have reviewed the accompanying financial statements of GuordanBanksBN2022 LLC (A Limited Liability Company), which comprise the balance sheet as of September 23, 2022, and the related statements of income, changes in owner's equity and cash flows for the period from formation (September 13, 2022) through September 23, 2022, and the notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of GuordanBanksBN2022 LLC. and to meet other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Ernest l. Tomkiewicz CPA

Ernest L Tomkiewicz CPA PLLC

Concord, NH

October 10, 2022

GuordanBanksBN2022 LLC
Balance Sheet
As of September 23, 2022

	9/23/2022
ASSETS	
Current assets	
Cash	$ -
Total Current Assets	$ -
Non-current assets	-
Total Non-current Assets	$ -
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities	$
Total Current Liabilities	$ -
Non-current Liabilities	$ -
Total Non-current Liabilities	$ -
TOTAL LIABILITIES	$ -
OWNER'S EQUITY	
Additional Paid-in Capital	-
Retained Earnings	-
TOTAL EQUITY	$ -
TOTAL LIABILITIES AND OWNER'S EQUITY	$ -

See accompanying notes and accountant's review report

GuordanBanksBN2022 LLC
Statement of Changes in Owner's Equity
For the Period From Formation   (September
13, 2022) through September 23, 2022

	9/13/2022 - 9/23/2022
OWNER'S EQUITY - BEGINNING	
Owner's Equity	$ -
TOTAL	$ -
Changes	
	$ -
TOTAL	$ -
OWNER'S EQUITY - ENDING	$ -

GuordanBanksBN2022 LLC
Income Statement
For the Period From Formation (September 13, 2022)
through September 23, 2022

	9/13/2022 - 9/23/2022
Revenue	$ -
Net Revenue	$ -
Expenses	$ -
Total Expenses	-
NET INCOME	$ -

GuordanBanksBN2022 LLC
Statement of Cash Flows
For the Period From Formation   (September
13, 2022) through September 23, 2022

		9/13/2022 - 9/23/2022
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	-
(Increase) decrease from operating assets		-
Increase (decrease) from operating liabilities		-
Net cash provided by operating activities	$	-
CASH FLOWS FROM INVESTING ACTIVITIES		
	$	-
Net cash provided by investing activities	$	-
CASH FLOWS FROM FINANCING ACTIVITIES		
	$	-
Net cash used in financing activities		-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$	-
CASH AND CASH EQUIVALENTS, beginning of period	$	-
CASH AND CASH EQUIVALENTS, end of period	$	-
Interest Paid	$	-
Taxes Paid	$	-

See accompanying notes and accountant's review report

GUORDANBANKSBN2022 LLC
NOTES TO FINANCIAL STATEMENTS
For the Period from Formation (September 13, 2022)
through September 23, 2022

NOTE A – THE ORGANIZATION

Nature of operations

The Company will use the proceeds from a Regulation CF crowdfund offering to buy from Guordan Banks certain streaming music revenue. The streaming music revenue will be purchased pursuant to a 'Streaming Revenue Purchase Agreement'. Payment of this purchase price can also be made in the form of payment to third parties designated by Guordan Banks, including but not limited to recording studios or publicity agents.

Revenue

The Company does not have any revenue to date. Operations are in the pre-launch phase which means it will begin operations once all start-up processes are completed and pending Regulation CF crowdfunding to launch operations.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Presentation

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP).

Cash and cash equivalents

The Company considers cash, money market accounts and short-term, highly liquid investments with a maturity of three months or less, as cash in the financial statements. The balance of cash is held in FDIC insured bank accounts. There were no cash equivalents. The Company's cash balance at September 23, 2022 is $0.

Risk and Uncertainty

The company is intending to seek equity capital either through an offering under SEC regulations D or Regulation CF crowdfunding. However, as circumstances change and further funding required, the company will determine the best options and make decisions based on information available at that time on the best funding initiatives. Like many businesses, the company faces challenges that are related to pre-launch enterprises and securing capital. Other significant risks and uncertainties include failing to secure funding, competitor technology and general business conditions. These situations could affect the company's operations and financial condition

Equity Offering Costs

The company accounts for equity offering costs in accordance with Accounting Standards Codification (ASC) 340, Other Assets and Deferred Costs. Prior to completion of an offering, costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholder's equity upon completion of the offering or to expense if the offering is not completed, or if it is an offering that does not provide equity immediately at completion (SAFEs). As of September 23, 2022, there were no deferred cost being held.

Revenue Recognition

The company follows accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606). Under this guidance revenue is recognized when promised goods or services are transferred to the customer in an amount that reflects the consideration that is expected to be received for those good or services.

Taxes

Income

The Company files tax returns as a Limited Liability Company. Currently income tax will be paid through the filing of a Form Schedule C which is submitted with the owner's tax filing. After the Reg CF offering has completed, the Manager (Guordan Banks) will surrender his ownership shares in the company. As such, the Company will file tax returns as a separate entity rather than with the members' tax return.

Sales

GuordanBanksBN2022 LLC expects to monetize on a worldwide basis dependent on consumer demand. Sales taxes are collected and remitted to state agencies based on locations where products are distributed.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation and Capitalization Policy

Assets over $500 are capitalized and depreciated, or amortized, according to Company depreciation/amortization policies. Assets are depreciated along the following time frames: buildings 39 years, building improvements 39 years, equipment 5-7 years, furniture, and fixtures 3 years.

NOTE C - CROWDFUNDING

In 2022 the company may be undertaking a Regulation CF crowdfunding campaign through an online provider. Results of the campaign will not be available as of the issuance of these financial statements. The company views the Regulation CF crowdfunding campaign as a funding source the results of which cannot be predicted with accuracy. This being the case, options for additional funding from other sources are still possible. These include loans with banks or investors, the issuance of SAFEs or various other funding options.

NOTE D – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon managements plan to grow profitable operations and raise additional funds. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

The company is in the pre-launch phase. However, in order to alleviate a potential going concern issue, it has plans in place to begin a Regulation CF crowdfunding campaign as soon as the current audit of the financial statements is complete. In addition, the Company principle, Guordan Banks, has committed to support operations, if it is required, for a reasonable period of time

NOTE E - DATE OF MANAGEMENT'S REVIEW

In preparing the financial statements, The Company has evaluated events and transactions for potential recognition or disclosure through October 10, 2022, the date that the financial statements were available to be issued.

EXHIBIT F: BACKGROUND CHECKS



 

1. Name of covered person: Guordan Banks
2. Date: September 13, 2022

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that Guordan Banks is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com



SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, international watch lists, and derogatory news searches. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✅

Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com